

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 6, 2008

George W. Hawk, Esq.
General Counsel and Secretary
Cleveland-Cliffs Inc
1100 Superior Avenue
Cleveland, Ohio 44114-2544

> **Re: Cleveland-Cliffs Inc**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 22, 2008**
> **File No. 333-152974**

Dear Mr. Hawk:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Amendment No. 1 to Registration Statement on Form S-4

Opposition by Harbinger Capital Partners…, page 28

1.   We note your response to our prior comment 7. Please update your disclosure regarding the results of the special meeting on October 3, 2008, Harbinger's share

ownership, and any other material developments regarding Harbinger's opposition to your acquisition of Alpha Natural Resources, Inc.

Note 3. Pro Forma Adjustments, page 236

2.   Please revise your disclosure in footnote (g) to describe the nature of below market sales contracts and how the below market contract liability was calculated, similar to your response to prior comment number 14.

3.   We have reviewed your response to prior comment 15 of our letter dated September 5, 2008 in which you clarify the basis for the $31.7 million adjustment to the pro forma income statement for the year ended December 31, 2007 as detailed in subnote (f). Rule 11-02(b)(6) of Regulation S-X requires pro forma adjustments to the income statement give effect to events that are directly attributable to the transaction, factually supportable and expected to have a continuing impact. It is unclear how this adjustment to the pro forma income statement has a continuing impact. Please clarify why you believe the pro forma income statement should include this adjustment or revise your pro forma income statement to remove the adjustment, as applicable.

Exhibits

4.   We note your response to our prior comment 16. Please ensure that you file an executed opinion regarding legality of the common shares before you request acceleration of effectiveness of the registration statement.

5.   We note also that you have filed forms of the tax opinions, and that it is contemplated that the tax opinions will be dated the effective date of the merger. Because Cleveland-Cliffs and Alpha can waive the condition regarding receipt of the tax opinions, please file executed tax opinions before you request acceleration of effectiveness of the registration statement.

***

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

George W. Hawk, Esq.
Cleveland-Cliffs Inc
October 6, 2008
Page 3

the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Shannon Buskirk at (202) 551-3717 or Chris White, Accounting Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Buskirk
        C. White
        L. Nicholson

        via facsimile

        James P. Dougherty, Esq.
        (216) 579-0212